EXHIBIT 21.1

SUBSIDIARIES OF ADAMIS PHARMACEUTCALS CORPORATION.

Name	State of Incorporation

Biosyn, Inc.	Pennsylvania
Cellegy Holdings, Inc	Delaware
Adamis Corporation	Delaware
Adamis Laboratories, Inc.	Delaware
Adamis Viral Therapeutics, Inc.	Delaware